September 5, 2006

Mr. Gary Newberry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Filed on EDGAR

RE:     Comment letter dated August 23, 2006 (the "Comment Letter")

Mr. Newberry:

We are in the process of completing our response to the Comment Letter. Upon completion of our response, it will be reviewed by our counsel, independent registered public accountants and our audit committee. Upon completion of those reviews, we will file our response. Accordingly, we are requesting an additional 10 business days from the date of this letter to respond to the Comment Letter.

Sincerely,

/s/ James R. Maronick

CFO

cc: Cliff Pearl, Solomon Pearl
     Kreg Brown, Ehrhardt Keefe Steiner and Hottman PC
     Trent Clifton, Deloitte and Touche
     John Hainey, Solitario Resources Corporation